EXHIBIT 8.1
List of Subsidiaries

Name of Subsidiary	Jurisdiction	Ownership Interest
AgPlenus Ltd.	Israel	98.3% (1)
Biomica Ltd.	Israel	93.2% (2)
Canonic Ltd.	Israel	100%
Casterra Ag Ltd. (formerly known as Evofuel Ltd.).	Israel	100%
Lavie Bio Ltd.	Israel	70.7% (3)
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(1)	The remaining 1.7% of AgPlenus Ltd.’s outstanding share capital is held by AgPlenus’ former Chief Executive Officer and current director as a result of exercise of options.
(2)	The remaining 6.8% of Biomica Ltd.’s outstanding share capital is held by Biomica's Chief Technology Officer.
(3)
The remaining 29.3% of Lavie Bio Ltd.’s outstanding share capital is held by (i) Pioneer Hi-Bred International, Inc. (also known by the name Corteva), who holds 27.3%, and (ii) Lavie Bio’s former Chief Executive Officer, who holds 2.0% as a result of exercise of options.